UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Coty Inc.
(Name of Subject Company (Issuer))

Cottage Holdco B.V.

(Name of Filing Persons (Offeror))

JAB Cosmetics B.V.

JAB Holdings B.V.

Agnaten SE

Lucresca SE

(Names of Filing Persons (Other Persons))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Joachim Creus

Cottage Holdco B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20 406 10 01

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,747,500,000	$211,797.00

(1)	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (x) 150,000,000 shares of Coty Inc. Class A Common Stock by (y) the tender offer price of $11.65 per share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $211,797.00	Filing Party: Cottage Holdo B.V.
Form or Registration No.: Schedule TO	Date Filed: February 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to the offer by Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and a wholly-owned subsidiary of JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Parent”), to purchase up to 150,000,000 of the outstanding shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock” or the “Shares”), of Coty Inc., a Delaware corporation (the “Company”), at a price of $11.65 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(i), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(ii), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

All descriptions and references in respect of the Minimum Tender Condition in the Offer to Purchase (Exhibit (a)(1)(i)), Letter of Transmittal (Exhibit (a)(1)(ii)), Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit(a)(1)(iv)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit(a)(1)(v)) are hereby amended to reflect an increase in the Minimum Tender Condition from 50,000,000 Shares to 75,471,655 Shares validly tendered and not withdrawn, which number of Shares, if purchased in the Offer, would result in Purchaser and Parent together owning 376,379,696 Shares, representing approximately 50.1% of the issued and outstanding Shares.

Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by adding the following question after the question “Do you anticipate that the Company will continue as a public company following the Offer?”:

ARE THERE ANY OTHER AGREEMENTS OR ARRANGEMENTS BETWEEN YOU AND THE COMPANY THAT ARE RELEVANT TO THE OFFER?

•	We have entered into a Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings, Parent, Purchaser (the “Stockholders” and each a “Stockholder”) and the Company (the “Stockholders Agreement”), which will govern certain rights and obligations of the Company and of the Stockholders as holders of Shares. We have filed a copy of the Stockholders Agreement as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. See “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company.”

•	Among other things, the Stockholders Agreement provides that:

•	the Stockholders will be subject to certain transfer restrictions in respect of their Shares, including a lock-up period of three years following consummation of the Offer subject to certain exceptions;

•	the Company and the Stockholders will take all necessary actions within their control to cause:

▪	(i) to be elected to the Company’s board of directors, and to continue in office, at any given time, no fewer than four independent directors, for so long as the Stockholders Agreement is in effect; and

▪	(ii) to be elected to the Company’s board of directors two new independent directors by September 30, 2019;

in each case, such independent directors will be disinterested as it relates to the Stockholders and their respective affiliates and will be nominated by the Remuneration and Nomination Committee of the board of directors (or such other committee comprised of disinterested independent directors if the Remuneration and Nomination Committee of the board of directors is not composed of a majority of disinterested independent directors) and approved by the board of directors of the Company;

•	certain related party transactions of the Stockholders shall be null and void ab initio unless approved by a special committee of the board of directors of the Company comprised solely of independent directors;

•	the Stockholders will be subject to certain standstill restrictions, including:

▪

(i) during the three-year period following the consummation of the Offer, the Stockholders shall not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of additional Shares; provided that, in the event the Minimum Tender Condition is satisfied, the Stockholders may acquire Company Securities (as defined in the Stockholders Agreement) on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the Stockholders’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the Stockholders, collectively, as of the consummation of the Offer, plus 9% (meaning, if the Offer is fully subscribed, a cap of approximately 69% for three years after the consummation of the Offer); and

▪

(ii) for so long as the Stockholders Agreement is in effect, the Stockholders shall not effect or seek to effect, or announce any intention to effect, any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act unless such transaction is conditioned on both the affirmative approval of a special committee of the board of directors of the Company comprised solely of Independent Directors (as defined in the Stockholders Agreement) who are disinterested and independent under Delaware law as to the matter under consideration and the affirmative vote of the stockholders of the Company representing at least a majority of the voting power of the Company beneficially owned by stockholders that are not the Stockholders or their affiliates;

•	the Stockholders will have certain registration rights with respect to their Shares;

•	Purchaser will amend the Offer such that the Minimum Tender Condition will mean that there have been validly tendered and not withdrawn at least 75,471,655;

•	the Stockholders Agreement will be automatically and immediately effective (and will only become effective) upon consummation of the Offer; and

•	the Stockholders Agreement will terminate with the mutual consent of all parties thereto or, with respect to each Stockholder, at such earlier time as such Stockholder and its affiliates cease to beneficially own a number of Shares equal to 40% of the voting power of the Company on a fully diluted basis.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is hereby amended and supplemented by adding the following question after the question “Have you discussed the Offer with the Company’s Board?”:

WHAT IS THE POSITION OF THE COMPANY’S BOARD OF DIRECTORS WITH RESPECT TO THE OFFER?

•	Based upon the determination and recommendation of a special committee of independent directors formed to evaluate the Offer, the Company’s board of directors (other than the directors who recused themselves from making a decision with respect to the Offer and Stockholders Agreement) has unanimously determined that the making of the Offer and entering into the Stockholders Agreement are advisable and in the best interests of the stockholders of the Company (other than the Filing Persons and their affiliates) and recommends that stockholders of the Company who, after having considered all of the factors described in the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (including all amendments, supplements and exhibits thereto), determine it is in their personal interest to sell all or a portion of their Shares at this time accept the Offer and tender their shares pursuant to the Offer.

THE OFFER—Section 7. Certain Effects of the Offer

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 7. Certain Effects of the Offer” is hereby amended and supplemented by adding the following sentences as a new paragraph after the last paragraph:

Further, we have entered into the Stockholders Agreement, which will govern certain rights and obligations of the Company and of JAB Holdings, Parent and Purchaser as holders of Shares. See “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company.”

THE OFFER—Section 10. Background of the Offer

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 10. Background of the Offer” is hereby amended and supplemented by adding the following paragraphs after the last paragraph:

On February 15, 2019, the Company issued a press release announcing that the Company’s board of directors had formed a special committee of independent directors (the “Special Committee”) to evaluate the Offer.

On February 28, representatives of the Filing Persons (or the “JAB Group”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the JAB Group’s legal advisor, contacted Centerview Partners LLC (“Centerview”), the Special Committee’s financial advisor, and Sidley Austin LLP (“Sidley”), the Special Committee’s legal advisor, respectively, to convey the JAB Group’s concerns regarding the potential impact of uncertainty surrounding the Offer and the nature and timing of the Special Committee’s response to the Offer and to convey the JAB Group’s request to have a conversation with the members of the Special Committee. Representatives of Skadden communicated to Sidley that the JAB Group did not intend to negotiate with the Special Committee on the Offer Price and that if the Special Committee believed that the Offer Price was inadequate, the JAB Group would withdraw the Offer. During a conversation later that day between Centerview and the JAB Group, the JAB Group presented its rationale for the Offer and expressed it had no desire to either support the sale of the Company to an unaffiliated third party or acquire all of the outstanding Shares of the Company.

On March 6, 2019, a representative of Skadden called Sidley to seek to coordinate an in-person meeting between Centerview and Mr. Olivier Goudet, one of the two senior partners of the JAB Group, to discuss the Offer.

On March 7, 2019, representatives of Centerview met in-person with Mr. Goudet. At the meeting, among other things, Mr. Goudet explained that the JAB Group intended the Offer to be a strong public expression of support for the Company and its management team, and the Centerview representatives and Mr. Goudet discussed the Company and its opportunities, challenges and prospects. Mr. Goudet also communicated the JAB Group’s concerns regarding the potential impact on the Company of uncertainty surrounding the Offer and the nature and timing of the Special Committee’s response to the Offer. The Centerview representatives described the substantial amount of work that had been performed by the Special Committee and its advisors to date and assured Mr. Goudet that the Committee was proceeding diligently, and that the Centerview representatives anticipated that the Special Committee and its advisors would be in a position to engage with the JAB Group and its advisors the following week. Mr. Goudet told the Centerview representatives that the JAB Group was willing to engage constructively with the Special Committee and its advisors but informed the Centerview representatives that the JAB Group was not willing to increase the Offer Price, acquire all of the outstanding Shares of the Company or increase the number of Shares being sought in the Offer.

On the morning of March 10, 2019, Sidley and Centerview contacted Skadden to discuss the terms of the Offer and delivered the Special Committee’s request that the JAB Group increase the Offer Price and agree to enter into a stockholders agreement containing certain minority stockholder protection provisions. In these discussions, Centerview did not specify a minimum offer price that the Special Committee was requesting, but instead stated that the JAB Group should provide its highest and best price. Shortly after this discussion, Sidley provided Skadden with a written summary of the requested minority stockholder protection provisions and later in the day Sidley provided Skadden with a draft Stockholders Agreement. Over the ensuing days, in addition to the negotiations regarding the standstill provisions described below, representatives of Sidley and Skadden exchanged drafts and negotiated the other terms of the Stockholders Agreement.

Later in the day on March 10, 2019, Mr. Goudet contacted Centerview to discuss the proposals that had been conveyed by Centerview and Sidley to Skadden earlier in the day. Mr. Goudet reiterated that the $11.65 per Share Offer Price was the best and final price that the JAB Group would be willing to pay but that it would be amenable to being subject to some of the minority stockholder protection provisions that had been proposed. Skadden then separately provided to Sidley and Centerview specific comments with respect to the minority stockholder protection provisions, including limiting the standstill provision to a three-year standstill period with the ability of the JAB Group to increase its ownership by up to 20% through market purchases or privately negotiated transactions. A short while later, Sidley and Skadden had a telephone call during which they discussed those comments in detail.

Following the Special Committee meeting on March 11, 2019, a Centerview representative called Mr. Goudet and sought to extend the standstill period, to limit the JAB Group’s ability to increase its ownership to a maximum of 5% and to introduce the higher minimum tender condition, and representatives of Sidley called Skadden to convey a similar message. Later in the day, Mr. Goudet called the Centerview representative to further discuss the Special Committee’s proposed standstill terms. During this conversation, among other things, Mr. Goudet offered three alternative resolutions: a five-year standstill with the ability to increase the JAB Group’s ownership by up to 15% through market purchases or privately negotiated transactions; a four-year standstill with the ability to increase the JAB Group’s ownership by up to 12.5% through market purchases or privately negotiated transactions; and a three-year standstill with the ability to increase the JAB Group’s ownership by up to 10% through market purchases or privately negotiated transactions. Mr. Goudet proposed that these provisions would apply after the closing of the Offer whether or not the JAB Group purchased sufficient Shares in the Offer to achieve majority ownership of the Company.

In the evening on March 11, 2019, Skadden emailed to Sidley a draft of the JAB Group’s proposed registration rights provisions. Over the ensuing days, the representatives of Sidley and Skadden exchanged drafts and negotiated the terms of the registration rights provisions.

Representatives of Sidley and Skadden had two conversations during the course of the morning on March 12, 2019, during which they discussed the parties’ respective positions on the standstill provisions and other minority stockholder protection terms, and Sidley proposed several potential alternative approaches for the standstill provision. At the conclusion of these calls, the representatives of Skadden requested that Mr. Goudet’s proposal be submitted to the Special Committee for its consideration.

On March 12, 2019, Centerview communicated a counter-proposal by the Special Committee of a three-year standstill with the ability of the JAB Group to increase its ownership by up to 7.5% through market purchases or privately negotiated transactions. Thereafter, Mr. Goudet responded to the Special Committee’s counter-proposal with a compromise proposal of a three-year standstill period with the ability of the JAB Group to increase its ownership by up to 9% through market purchases or privately negotiated transactions.

Over the following days, the representatives of Skadden and Sidley finalized the terms of the Stockholders Agreement, including the registration rights provisions.

On March 17, 2019, the board of directors of the Company held a telephonic meeting with legal counsel to the Special Committee present. The representatives of the JAB Group who are members of the Company’s board of directors discussed with the Company’s board of directors their reasons for making the Offer, including their belief that the Offer represents a strong public expression of support for the Company and its management team. Following discussion, Messrs. Harf, Faber and Goudet and Ms. Kamenetzky were excused from the meeting.

On March 17, the Company and the Stockholders entered into the Stockholders Agreement.

THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 12. Related Party Transactions; Certain Transactions Between Parent and Its Affiliates and the Company; Plans for the Company” is hereby amended and supplemented by adding the following subsection immediately before the last paragraph:

Stockholders Agreement. On March 17, 2019, JAB Holdings, Parent, Purchaser (the “Stockholders” and each a “Stockholder”) and the Company entered into the Stockholders Agreement pursuant to which, among other things, (i) during the three-year period following the consummation of the Offer, the Stockholders shall not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of additional Shares; provided that, in the event the Minimum Tender Condition is satisfied, the Stockholders may acquire Company Securities (as defined in the Stockholders Agreement) on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the Stockholders’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the Stockholders, collectively, as of the consummation of the Offer, plus 9% (meaning, if the Offer is fully subscribed, a cap of approximately 69% for three years after the consummation of the Offer), (ii) during the three-year period following the consummation of the Offer, the Stockholders shall not, subject to certain exceptions, transfer any Shares to any other person or group (other than an affiliate of any of the Stockholders) that, after giving effect to such transfer, would beneficially own in excess of 20% of the voting power of the Company, (iii) for so long as the Stockholders Agreement is in effect, the Stockholders shall not effect or seek to effect, or announce any intention to effect, any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act unless such transaction is conditioned on both the affirmative approval of a special committee of the Board comprised solely of Independent Directors (as defined in the Stockholders Agreement) who are disinterested and independent under Delaware law as to the matter under consideration, duly obtained in accordance with the applicable provisions of the Company’s organizational documents, applicable law and the rules, regulations and listing standards promulgated by any securities exchange on which the Shares are traded (both “Disinterested Director Approval”) and the affirmative vote of the stockholders of the Company representing at least a majority of the voting power of the Company beneficially owned by stockholders that are not the Stockholders or their affiliates, (iv) for so long as the Stockholders Agreement is in effect, material related transactions involving the JAB Group and the Company will require Disinterested Director Approval, (v) the Stockholders and the Company have agreed, for so long as the Stockholders Agreement is in effect, to take all necessary actions within their control to maintain no fewer than four Independent Directors on the Company’s board of directors and to cause, no later than September 30, 2019, to be elected to the Company’s board of directors two new Independent Directors and (vi) the Stockholders shall have certain customary registration rights with respect to their Shares. The Stockholders Agreement shall become effective immediately following the consummation of the Offer. The Stockholders Agreement shall terminate upon the earlier of the mutual consent of the parties to the Stockholders Agreement (including, with respect to the Company, approval of the Special Committee before the consummation of the Offer and Disinterested Director Approval following the consummation of the Offer) or such time as the Stockholders and their affiliates cease to beneficially own 40% of the voting power of the Company on a fully diluted basis. The foregoing is a summary of the material provisions of the Stockholders Agreement and is qualified by the full text of the Stockholders Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference.

THE OFFER—Section 13. Source and Amount of Funds

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 13. Source and Amount of Funds” is hereby amended and supplemented by adding the following sentences as a new paragraph after the third paragraph:

Purchaser has entered into an amended and restated debt commitment letter (the “Amended and Restated Debt Commitment Letter”), dated March 11, 2019, which amends and restates the Debt Commitment Letter by adding Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch and Credit Agricole Commercial and Investment Bank as Debt Commitment Parties. Except for the addition of Debt Commitment Parties, the material terms of the Debt Commitment Letter remain unchanged and in full force and effect. Any further references to the Debt Commitment Letter herein shall refer to the Amended and Restated Debt Commitment Letter. We have filed a copy of the Amended and Restated Debt Commitment Letter as Exhibit (b)(2) to the Schedule TO, which is incorporated herein by reference.

THE OFFER—Section 16. Certain Legal Matters

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Antitrust”:

On March 5, 2019, the FTC granted early termination of the required waiting period under the HSR Act.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence to the end of the paragraph added by Amendment No. 1 to the Schedule TO under the heading “Foreign Competition Law Filings.—Brazil”:

On March 8, 2019, the 15-day post-clearance waiting period expired.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Foreign Competition Law Filings.—Canada”:

On February 27, 2019, the Competition Bureau issued an Advanced Ruling Certificate with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Foreign Competition Law Filings.—EU”:

On March 15, 2019, the EC granted clearance of the purchase of Shares pursuant to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Foreign Competition Law Filings.—Russia”:

On March 15, 2019, Purchaser filed a merger control notification with the FAS with respect to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Foreign Competition Law Filings.—South Africa”:

On March 7, 2019, the Competition Commission of South Africa approved the purchase of Shares in the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence to the subsection added by Amendment No. 1 to the Schedule TO under the heading “Foreign Competition Law Filings.—Turkey”:

On March 13, 2019, the TCA granted clearance of the purchase of Shares pursuant to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following sentence as a new paragraph after the last paragraph under the heading “Foreign Competition Law Filings.—Ukraine”:

On March 14, 2019, the AMC granted clearance of the purchase of Shares pursuant to the Offer.

The information set forth in the section of the Offer to Purchase titled “THE OFFER—Section 16. Certain Legal Matters” is hereby amended and supplemented by adding the following as a new section following the section titled “Foreign Competition Law Filings.”:

U.K. Financial Conduct Authority. Any acquisition of “control” (as defined in the United Kingdom’s Financial Services and Markets Act 2000) of a company authorized and regulated by the Financial Conduct Authority of the United Kingdom (the “FCA”) requires prior approval by the FCA. Control is acquired by the acquisition of a direct or indirect specified threshold percentage of shares or voting rights in the FCA regulated entity. The obligation to obtain FCA approval to the acquisition arises prior to the completion of the acquisition. Accordingly, completion of a proposed acquisition pursuant to which a purchaser is to acquire direct or indirect control of a FCA regulated entity must be conditional upon receipt of approval of the FCA in relation to such change in control.

A subsidiary of the Company is regulated by the FCA. Accordingly, on March 4, 2019, Purchaser and certain of its affiliates submitted Change In Control Notification Forms to the FCA with respect to the Offer. On March 13, 2019, a Notice of Approval – Change in Control was received from the FCA with respect to the changes in control that would result from the purchase of Shares pursuant to the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(b)(2)	Amended and Restated Commitment Letter, dated as of March 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG, Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch, Credit Agricole Commercial and Investment Bank and Cottage Holdco B.V.

(d)(1)	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings B.V., JAB Cosmetics B.V., Cottage Holdco B.V. and Coty Inc. (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Coty Inc. on March 18, 2019)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2019

COTTAGE HOLDCO B.V.
JAB Cosmetics B.V.
JAB Holdings B.V.

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

By:	/s/ Markus Hopmann
Markus Hopmann
Authorized Representative

Lucresca SE
Agnaten SE

By:	/s/ Joachim Creus
Joachim Creus
Authorized Representative

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 13, 2019*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Newspaper Advertisement as published in The New York Times on February 13, 2019*

(a)(5)(i)	Letter to the Board of the Company, dated February 12, 2019*

(a)(5)(ii)	Press Release issued by Parent on February 12, 2019*

(b)(1)	Commitment Letter, dated as of February 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG and Cottage Holdco B.V.*

(b)(2)	Amended and Restated Commitment Letter, dated as of March 11, 2019, by and among BNP Paribas, HSBC Bank plc, UniCredit Bank AG, Banco Santander S.A. Paris Branch, ING Bank, a branch of ING-DiBa AG, Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch, Credit Agricole Commercial and Investment Bank and Cottage Holdco B.V.

(d)(1)	Stockholders Agreement, dated as of March 17, 2019, by and among JAB Holdings B.V., JAB Cosmetics B.V., Cottage Holdco B.V. and Coty Inc. (incorporated by reference to Exhibit (e)(17) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Coty Inc. on March 18, 2019)

(g)	Not applicable.

(h)	Not applicable.

* Previously filed on February 13, 2019 as an exhibit to the Schedule TO.